

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Bruce D. Steel
President and Chief Executive Officer
Equillium, Inc.
2223 Avenida de la Playa, Suite 105
La Jolla, California 92037

     Re: Equillium, Inc.
         Registration Statement on Form S-3
         Filed January 6, 2023
         File No. 333-269153

Dear Bruce D. Steel:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Alan Campbell at 202-551-4224 with any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Life Sciences

cc: Wade W. Andrews, Esq.